UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND FOR THE NINE AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of constant pesos – Note 3)

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive (Loss) Income		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	13
4 |	Accounting policies	14
5 |	Financial risk management	15
6 |	Critical accounting estimates and judgments	17
7 |	Contingencies and lawsuits	19
8 |	Revenue from sales and electric power purchases	20
9 |	Expenses by nature	22
10 |	Other operating income (expense), net	23
11 |	Net financial expense	23
12 |	Basic and diluted (loss) profit per share	24
13 |	Property, plant and equipment	25
14 |	Right-of-use asset	27
15 |	Other receivables	27
16 |	Trade receivables	28
17 |	Financial assets at fair value through profit or loss	28
18 |	Inventories	29
19 |	Cash and cash equivalents	29
20 |	Share capital and additional paid-in capital	29
21 |	Allocation of profits	29
22 |	Trade payables	30
23 |	Other payables	30
24 |	Borrowings	31
25 |	Salaries and social security taxes payable	31
26 |	Income tax and deferred tax	32
27 |	Tax liabilities	33
28 |	Provisions	33
29 |	Related-party transactions	33
30 |	Ordinary and Extraordinary Shareholders’ Meeting	34
31 |	Termination of agreement on real estate asset	35

CONDENSED INTERIM

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GWh	Gigawatt/hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
MEM	Wholesale Electricity Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-	of the Articles of Incorporation: August 3, 1992
-	of the last amendment to the By-laws: May 28, 2007 – Note 30

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company: Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 55.14%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2020

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 20)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,380,871 treasury shares as of September 30, 2020 and December 31, 2019.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive (Loss) Income

for the nine and three-month period ended September 30, 2020 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.20	09.30.19	09.30.20	09.30.19

Revenue	8	65,920,650	88,286,803	23,033,163	30,469,013
Energy purchases	8	(41,727,716)	(55,510,382)	(14,307,046)	(19,338,420)
Subtotal		24,192,934	32,776,421	8,726,117	11,130,593
Transmission and distribution expenses	9	(13,506,842)	(14,736,956)	(4,438,420)	(4,091,484)
Gross margin		10,686,092	18,039,465	4,287,697	7,039,109

Selling expenses	9	(7,402,319)	(6,872,203)	(2,509,420)	(1,910,068)
Administrative expenses	9	(3,078,759)	(3,448,423)	(1,016,490)	(1,196,142)
Other operating income (expense), net	10	312,662	(1,049,731)	(86,348)	(387,297)
Gain from interest in joint ventures		(625)	504	(3)	(3)
Operating profit		517,051	6,669,612	675,436	3,545,599

Agreement on the Regularization of Obligations		-	20,999,057	-	840,008

Financial income	11	16,293	54,866	3,640	6,398
Finance costs	11	(5,412,677)	(5,717,693)	(2,239,220)	(846,711)
Other finance costs	11	(1,730,338)	(4,277,858)	(200,191)	(3,596,133)
Net finance costs		(7,126,722)	(9,940,685)	(2,435,771)	(4,436,446)

Monetary gain (RECPAM)		6,001,774	11,693,566	2,477,886	2,704,230

(Loss) Profit before taxes		(607,897)	29,421,550	717,551	2,653,391

Income tax	26	(1,230,878)	(12,362,917)	(616,318)	(2,300,501)
(Loss) Profit for the period		(1,838,775)	17,058,633	101,233	352,890

Comprehensive (loss) income for the period attributable to:
Owners of the parent		(1,838,775)	17,058,633	101,233	352,890
Comprehensive (loss) profit for the period		(1,838,775)	17,058,633	101,233	352,890

Basic and diluted (loss) profit per share:
(Loss) Profit per share	12	(2.10)	19.49	0.12	0.40

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2020 presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.20	12.31.19
ASSETS
Non-current assets
Property, plant and equipment	13	126,953,869	124,434,052
Interest in joint ventures		10,574	13,699
Right-of-use asset	14	310,066	320,533
Other receivables	15	19,252	31,977
Total non-current assets		127,293,761	124,800,261

Current assets
Inventories	18	1,807,274	2,366,942
Other receivables	15	784,504	355,851
Trade receivables	16	16,631,718	15,305,839
Financial assets at fair value through profit or loss	17	-	3,427,004
Cash and cash equivalents	19	9,002,111	503,201
Total current assets		28,225,607	21,958,837
TOTAL ASSETS		155,519,368	146,759,098

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2020 presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.20	12.31.19
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	20	875,074	875,074
Adjustment to share capital	20	32,763,810	32,763,810
Treasury stock	20	31,381	31,381
Adjustment to treasury stock	20	703,097	703,097
Additional paid-in capital	20	454,494	454,494
Cost treasury stock		(2,754,800)	(2,754,800)
Legal reserve		2,328,795	1,583,522
Voluntary reserve		38,523,376	24,363,181
Other comprehensive loss		(264,848)	(264,848)
Accumulated (losses) profits		(1,838,775)	14,905,468
TOTAL EQUITY		70,821,604	72,660,379

LIABILITIES
Non-current liabilities
Trade payables	22	480,100	453,955
Other payables	23	5,703,228	4,937,680
Borrowings	24	7,476,877	10,069,650
Deferred revenue		1,487,098	331,777
Salaries and social security payable	25	340,465	295,514
Benefit plans		845,726	643,577
Deferred tax liability	26	25,133,465	24,635,341
Provisions	28	2,123,245	2,533,683
Total non-current liabilities		43,590,204	43,901,177
Current liabilities
Trade payables	22	32,132,639	15,601,562
Other payables	23	3,080,494	4,418,052
Borrowings	24	1,290,798	2,038,191
Derivative financial instruments		12,656	252,122
Deferred revenue		31,720	6,567
Salaries and social security payable	25	2,305,617	2,956,801
Benefit plans		51,119	62,794
Income tax payable	26	498,012	2,419,207
Tax liabilities	27	1,354,772	2,179,572
Provisions	28	349,733	262,674
Total current liabilities		41,107,560	30,197,542
TOTAL LIABILITIES		84,697,764	74,098,719

TOTAL LIABILITIES AND EQUITY		155,519,368	146,759,098

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2020

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other comprehesive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2018	883,344	33,020,317	23,111	446,590	454,494	(2,018,809)	288,559	693,335	(258,546)	24,964,808	58,497,203

Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019	-	-	-	-	-	-	1,294,963	23,669,846	-	(24,964,809)	-
Acquisition of own shares	(8,270)	(256,507)	8,270	256,507	-	(735,991)	-	-	-	-	(735,991)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	17,058,633	17,058,633
Balance at September 30, 2019	875,074	32,763,810	31,381	703,097	454,494	(2,754,800)	1,583,522	24,363,181	(258,546)	17,058,632	74,819,845

Other comprehensive loss	-	-	-	-	-	-	-	-	(6,302)	-	(6,302)
Loss for the three-month period	-	-	-	-	-	-	-	-	-	(2,153,164)	(2,153,164)
Balance at December 31, 2019	875,074	32,763,810	31,381	703,097	454,494	(2,754,800)	1,583,522	24,363,181	(264,848)	14,905,468	72,660,379

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 (Note 30)	-	-	-	-	-	-	745,273	14,160,195	-	##########	-
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	(1,838,775)	(1,838,775)
Balance at September 30, 2020	875,074	32,763,810	31,381	703,097	454,494	(2,754,800)	2,328,795	38,523,376	(264,848)	(1,838,775)	70,821,604

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2020

presented in comparative form

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.20	09.30.19
Cash flows from operating activities
(Loss) Profit for the period		(1,838,775)	17,058,633

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	4,451,260	4,303,702
Depreciation of right-of-use assets	14	193,386	128,530
Loss on disposals of property, plants and equipments	13	94,890	64,446
Net accrued interest	11	4,413,890	4,681,962
Exchange difference	11	2,113,125	4,715,542
Income tax	26	1,230,878	12,362,917
Allowance for the impairment of trade and other receivables, net of recovery	9	3,019,560	1,159,830
Adjustment to present value of receivables	11	120,438	11,340
Provision for contingencies	28	259,763	1,455,513
Changes in fair value of financial assets	11	(265,391)	(573,993)
Accrual of benefit plans	9	426,575	322,084
Net gain from the repurchase of Corporate Notes	11	(374,412)	2,854
Gain from interest in joint ventures		625	(504)
Income from non-reimbursable customer contributions	10	(13,553)	(6,386)
Other financial results		133,073	-
Agreement on the Regularization of Obligations		-	(20,999,057)
Monetary gain (RECPAM)		(6,001,774)	(11,693,566)
Changes in operating assets and liabilities:
Increase in trade receivables		(5,580,452)	(6,616,307)
Increase in other receivables		(508,854)	(298,962)
Decrease (Increase) in inventories		48,987	(615,659)
Increase in deferred revenue		1,256,933	-
Increase in trade payables		4,781,657	5,852,881
Increase in salaries and social security payable		274,181	229,377
Decrease in benefit plans		(321,808)	-
Decrease in tax liabilities		(515,373)	(237,477)
(Decrease) Increase in other payables		(159,807)	1,392,812
Derivative financial instruments payments		(279,486)	-
Decrease in provisions	28	(56,059)	(86,967)
Payment of income tax payable		(2,475,343)	(2,924,127)
Subtotal before variation in debt with CAMMESA		4,428,134	9,689,418
Net increase from funds obtained – Commercial financing CAMMESA		12,763,475	-
Net cash flows generated by operating activities		17,191,609	9,689,418

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2020

presented in comparative form (continued)

(Stated in thousands of constant pesos – Note 3)

	Note	09.30.20	09.30.19
Cash flows from investing activities
Payment of property, plants and equipments		(6,450,965)	(10,581,843)
Net collection of financial assets		-	1,630,903
Redemtion net of money market funds		2,955,463	1,941,190
Mutuum charges granted to third parties		33,785	195,681
Mutuum payments granted to third parties		-	(206,723)
Collection of receivables from sale of subsidiaries		6,764	15,074
Net cash flows used in investing activities		(3,454,953)	(7,005,718)

Cash flows from financing activities
Payment of borrowings		(750,349)	(901,085)
Payment of financial lease liability		(254,417)	(186,491)
Payment of interests from borrowings		(556,276)	(584,774)
Repurchase of Corporate Notes		(3,597,950)	(138,669)
Acquisition of own shares		-	(735,999)
Net cash flows used in financing activities		(5,158,992)	(2,547,018)

Increase in cash and cash equivalents		8,577,664	136,682

Cash and cash equivalents at the beginning of year	19	503,201	52,146
Exchange differences in cash and cash equivalents		(143,165)	108,972
Result from exposure to inflation		64,411	(2,364)
Increase in cash and cash equivalents		8,577,664	136,682
Cash and cash equivalents at the end of the period	19	9,002,111	295,436

Supplemental cash flows information
Non-cash activities

Agreement on the Regularization of Obligations		-	20,999,057

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(615,002)	(427,260)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(182,919)	-

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	1 | General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the merger processes of EASA and its parent IEASA with and into CTLL, and, in turn, of the latter with and into PESA, formalized in 2018, at present, PESA is the controlling company of edenor.

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last fiscal year, the Company recorded negative working capital. This situation is due mainly to the suspension of the electricity rate update from February 2019 to date, in spite of the constant increase of the operating costs and the investments necessary, both for the operation of the network and to maintain the quality of the service, in a context of inflation and sustained recession in which the Argentine economy has been since mid-2018. The Company has been significantly affected by the freeze on electricity rates, therefore, its revenues are at December 2018 values, in spite of the high levels of inflation experienced over the last twenty months and the uncertainty we face as to when the update of costs will be finally recognized.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe social, economic and financial impact and whose long-term consequences are uncertain and difficult to assess for the global economy. Most of the world’s countries implemented exceptional actions, which had an immediate impact on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ immediate response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, avoiding an economic and financial crisis.

With regard to our country, the Argentine economy was facing a recession, and the outbreak of the pandemic in March 2020 complicated that scenario even more, affecting the Company directly, mainly as a consequence of: (i) increases in the delinquency rate, due to the suspension of both due dates and disconnection actions, and the provision of electricity free of charge, all this for certain customer segments; (ii) the fall in demand during the first months after the pandemic was declared at the local level, as a consequence of a lower industrial activity, partially offset by the increase recorded in residential consumption; (iii) the interruption of the chain of payments; and (iv) the levels of electricity theft.

In this regard, the Company’s Board of Directors is currently assessing different alternatives aimed at obtaining the necessary funds to reverse the aforementioned effects.

9

CONDENSED INTERIM FINANCIAL STATEMENTS

This whole situation is aggravated by a complex and vulnerable economic context, as reflected by the country’s economic conditions described below:

o	Economic contraction by an estimated 11.8% for 2020 (IMF – October 2020 World Economic Outlook Report), due to both the difficulty in obtaining credit and the effects of the COVID-19;
o	Increase of both public spending and fiscal deficit;
o	Declining inflation but still at high levels that are expected to remain over time;
o	Between January 1 and September 30, 2020, the devaluation of the Argentine peso against the United States dollar amounted to 21%, in accordance with the BNA’s rate of exchange;
o	Imposition of currency restrictions by the monetary authority, which directly affect the value of the foreign currency for certain restricted foreign exchange transactions taking place outside the MULC.

As for the currency restrictions, the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods from abroad that are necessary for the provision of the service. These currency restrictions, or those implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

Additionally, the enactment, by the end of 2019, of Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency, whereby the PEN was authorized to keep electricity rates under federal jurisdiction unchanged for one hundred and eighty days, the ENRE’s instruction directing edenor not to increase its electricity rates, and the issuance on June 19, 2020 of Executive Order No. 543 that extended said period for another one hundred and eighty calendar days, postponing the update of the electricity rate schedule, impact directly on the Company’s financial soundness.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

It is in this regard that the Company was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities that have occurred since March 2020; payment obligations which, although the Company has been partially regularizing, as of September 30, 2020 accumulate a principal balance of $ 20,118,862, plus interest and charges for $ 1,264,461.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the effects of the adjustments or reclassifications that might result from the outcome of these uncertainties.

10

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2019, mainly as a consequence of the public health emergency, associated with the effects of the COVID-19, declared in Argentina as from March 20, 2020, the ending of which, as well as its effects, is uncertain as it is dependent on the development of the pandemic.

a)	Intervention of the Regulatory Authority

On March 16, 2020, by means of Executive Order No. 277/20, the PEN provided, within the framework of the public emergency and in accordance with the provisions of Law No. 27,541 on Social Solidarity and Production Reactivation, for the intervention of the ENRE until December 31, 2020.

b)	Freeze on Electricity Rates

On June 19, 2020, DNU No. 543/2020 was issued, whereby the authority to keep the electricity rates under federal jurisdiction unchanged was extended for an additional term of 180 calendar days.

Nevertheless, at the date of issuance of these financial statements, the Company has duly submitted to the ENRE the adjustment request of its Own Distribution Costs (CPD), pursuant to the provisions of Appendix XV of ENRE Resolution No. 63/2017 “Procedure for determining the electricity rate schedule”, in accordance with the following detail:

Period	Date of application	CPD adjustment
Dec. 18 - Jun. 19	Aug. 19 (1)	19.05%
Jun. 19 - Dec. 19	Feb. 20	24.65%
Dec. 19 - Jun. 20	Aug. 20	12.97%

(1)    The CPD adjustment applicable in August 2019 was deferred until January 2020 by means of the Electricity Rate Schedule Maintenance Agreement.

The indicated CPD and the other concepts detailed in the “Electricity Rate Schedule Maintenance Agreement” entered into with the Federal Government on September 19, 2019, neither transferred to tariffs nor authorized to be collected by other means accumulate as of September 30, 2020 a total of approximately $ 15,606,000, without considering interest.

As a consequence of the described situation, the Chamber of Deputies gave preliminary approval to the 2021 budget bill, which, in its section 87, provides for a system for the settlement of debts with CAMMESA and/or the MEM that Distribution Companies had accumulated as of September 30, 2020, whether on account of the consumption of energy, power, interest and/or penalties, in accordance with the conditions to be set out by the application authority, which may provide for credits equivalent to up to five times the monthly average bill or to sixty-six percent of the existing debt, whereas the remaining debt is to be paid in up to sixty monthly installments, with a grace period of up to six months, and at the rate in effect in the MEM, reduced by fifty percent. At the date of these condensed interim financial statements, its approval by the Senate is still pending.

11

CONDENSED INTERIM FINANCIAL STATEMENTS

c)	Effects related to the COVID-19

1.      Suspension of customer service in commercial offices: on March 21, 2020, by means of Resolution No. 3/2020, the ENRE resolved to instruct distribution companies to: i) immediately suspend customer service, with the closure of all the commercial offices during the mandatory and preventive social isolation period; ii) implement an electronic system to deal with customer commercial proceedings/inquiries and claims; and iii) provide only for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of their respective areas. Furthermore, by means of ENRE Note dated July 2, 2020, the ENRE reiterated its instruction as to only provide for the movement of those human resources required for the continuity of the essential provision of the public service of electricity distribution in the technical and operational aspects of the respective networks.

2.      Prohibition against the interruption of service provision: on March 25, 2020 the PEN issued DNU No. 311/2020 and its subsequent regulation, as amended, prohibiting utility companies from shutting off services to certain customers (detailed therein) as from March 1, 2020, during the period between April 24, 2020 and December 31, 2020 (extended for 180 calendar days by DNU 543/2020). Additionally, the Order provides that the customers who have a prepaid system and do not pay for the recharges, will receive the service as normal and usual during that same period. The detailed aspects impact directly on the Company’s operations, its economic and financial situation, and outlook as the necessary resources to deal with those situations have not been defined.

3.      System of payment for the service: by means of Resolution No. 173/2020 (which regulates DNU 311/2020, as amended by DNU 756/2020), on April 18, 2020, the Ministry of Productive Development provided that the consumers benefitted from the prohibition against the interruption of the service due to non-payment of up to seven bills (universe of customers mentioned in the preceding paragraph), may pay their unpaid bills for the electricity distribution service in up to 30 monthly, equal and consecutive installments with an interest rate to be determined by the application authority, with the first installment maturing on September 30, 2020. This resolution applies only to a specific group of customers, which is deemed to be in a more vulnerable situation, detailed in the resolution, and whose scope at the date of issuance of these condensed interim financial statements is still pending definition by the application authority. Furthermore, the financing may be applied to the purchase of energy the Company makes from the MEM associated with these consumptions.

4.      Consumption estimate: in the framework of the mandatory and preventive social isolation provided for by the PEN and the provisions of ENRE Resolution No. 3/2020, on April 13, 2020, the Regulatory Authority authorized the Company to apply the methodology for validating meter readings and consumption estimates (ENRE Resolution No. 209/2018), excluding the cases of remote readings and non-metered consumptions. Furthermore, the ENRE issued two instructions, one of them on April 30, 2020 and the other on May 5, 2020, in relation to the application of the aforementioned methodology, mainly with regard to the communication to be provided to customers, the mechanisms for challenging meter readings and the information about this process to be provided on a periodical basis to the Regulatory Authority. Subsequently, on May 6, 2020, the ENRE authorized Distribution Companies to perform meter reading activities for the electricity consumption of medium and large demand user categories, tariff 2 and 3.

In this regard, by means of Resolution No. 27/2020, the ENRE resolved that in the case of T1R (small-demand residential tariff) category users with no remote meter reading, the lowest consumption recorded over the last three years prior to the issuance of the bill for the same estimated period is to be applied until actual meter readings are available.

12

CONDENSED INTERIM FINANCIAL STATEMENTS

Furthermore, by means of Resolution No. 35/2020, the ENRE resolved that T2 (medium-demand), T3 (large-demand) and Wheeling system tariff category users subject to compliance with the mandatory lockdown, who have suffered a reduction of at least 50% in their demand for power, may either suspend payment or make partial payments on account of the contracted power under electricity supply contracts, until 70% of the demand is recovered, maintaining the obligation to pay the other charges.

Finally, on May 15, 2020, by means of note dated May 15, 2020, the ENRE instructed the Company to begin to carry out reading tasks of T1 (small-demand tariff) users’ meters so that the billing reflects actual consumption.

In this regard, it was provided that if from the previous consumption estimate process a difference arises in favor of the user, it must be reimbursed by the Company in the first bill with actual reading. Furthermore, if the difference is in favor of the Company, the resulting amount will have to be paid in 6 equal and consecutive installments, which will be included in the bills to be issued with the consumption recorded as from September 1, 2020, which was extended to November 1, 2020. Finally, by means of note dated October 26, 2020, the ENRE suspended the commencement of the payment of the installments of the amounts owed by T1 (small-demand tariff) users until new instructions are given in this regard.

Furthermore, by means of DNU No. 875/2020 dated November 7, 2020, the PEN provided for the Mandatory, Preventive and Social Distancing, lifting certain restrictions in the CABA and the AMBA (Buenos Aires Metropolitan Area).

All that which has been previously described impacts on the Company’s economic and financial situation.

d)	Penalties

At the date of issuance of these condensed interim financial statements, and despite the unilateral breach by the grantor of the concession of the Electricity Rate Schedule Maintenance Agreement signed with the Federal Government on September 19, 2019, the Company has complied with the payment of the six penalty-related installments, whose payment had been deferred.

Furthermore, on June 3, 2020, by means of Resolution No. 42/2020, the ENRE approved the new methodology for crediting and distributing the penalties payable to all the active users, and the regulations of the methodology for crediting the penalties payable to disconnected users, as well as the manner in which distribution companies must produce that information and send it to the ENRE. As of September 30, 2020, the totality of the penalties payable to active users have been credited.

Note	3 | Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2020 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV.

These condensed interim financial statements for the nine-month period ended September 30, 2020 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2410, whose scope is substantially less than that of an audit performed in accordance with applicable auditing standards. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The result of operations for the nine-month period ended September 30, 2020 and its comparative period as of September 30, 2019 do not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on November 10, 2020.

The condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

13

CONDENSED INTERIM FINANCIAL STATEMENTS

These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2019 prepared under IFRS.

Comparative information

The balances as of December 31 and for the nine and three-month period ended September 30, 2019, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates to the purchasing power of the currency at September 30, 2020, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods (Note 4).

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at September 30, 2020, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the BCRA Market Expectations Survey index for the last month of the period, inasmuch as the FACPCE index was not yet available at the closing date of the Company’s accounting processes.

The inflation rate applied for the period between January 1, 2020 and September 30, 2020, based on that indicated in the preceding paragraph, amounted to 22.8%. It does not cause significant distortions that, in the Company’s opinion, could affect the interpretation of these condensed interim financial statements or investor decisions if the definitive index established by the FACPCE, which was published subsequent to the closing of the Company’s accounting process, had been used.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the Financial Statements for the last financial year, which ended on December 31, 2019, except for the classification of commercial interest and surcharges in the statement of comprehensive (loss) income, as the Company believes that the concepts related to interest for delinquency in the payment of trade receivables and surcharges applied to customers due to late payment or other associated penalties provide relevant information about the operation and operating cash flows of the business; therefore, they are disclosed within the other operating income account. The Company’s Management believes this disclosure reflects the impacts of the operating cycle, allowing for homogeneity of treatment with other concepts such as the impairment of receivables, particularly taking into consideration the current context detailed in Notes 1 and 2 that increased the delay in the time taken to make payments, including in the latter case the restriction on some measures aimed at limiting delays in payment from customers.

Accounting standards, amendments and interpretations issued by the IASB in the last few years, effective as of September 30, 2020 and adopted by the Company:

- IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies” (amended in October 2018). The amendment clarifies the definition of “material” for ease of understanding.

- IFRS 16 “Leases”, amended in May 2020. It permits lessors, as a practical expedient, not to assess whether a lease modification exists in the event of rent concessions occurring as a direct consequence of the COVID-19. It applies to annual periods beginning on or after June 1, 2020. The cumulative effect is recognized as an adjustment to the opening balance of retained earnings at the beginning of the period in which the amendment is first applied, with early adoption permitted.

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CONDENSED INTERIM FINANCIAL STATEMENTS

- IFRS 17 “Insurance Contracts”, published in May 2017. It replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company has not early adopted this standard.

- IAS 16 “Property, Plant and Equipment”, amended in May 2020. It eliminates the possibility of deducting from the cost of property, plant and equipment any proceeds from the sale of items produced while bringing the asset to the location, carrying out its installation process and preparing it for its intended use. It is applicable retrospectively from January 1, 2022, with early adoption permitted. The Company has not early adopted this standard.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020. It specifies that the unavoidable cost of fulfilling an onerous contract is the lower of the cost of fulfilling its provisions and the amount of any compensation or penalties arising from failure to fulfil it. It applies to annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company has not early adopted this standard.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in the international markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

15

CONDENSED INTERIM FINANCIAL STATEMENTS
a.	Market risks

i.	Currency risk

As of September 30, 2020 and December 31, 2019, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.20	Total 12.31.19

ASSETS
CURRENT ASSETS
Other receivables	USD	6,167	76.180	469,802	73,568
	EUR	37	89.390	3,307	-
	JPY	54,609	0.723	39,460	-
	CHF	5	82.768	414	-
Financial assets at fair value through profit or loss	USD	-	76.180	-	3,427,034
Cash and cash equivalents	USD	17,110	76.180	1,303,440	147,872
	EUR	10	89.390	894	908
TOTAL CURRENT ASSETS				1,817,317	3,649,382
TOTAL ASSETS				1,817,317	3,649,382

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	98,148	76.180	7,476,877	10,069,650
TOTAL NON-CURRENT LIABILITIES				7,476,877	10,069,650
CURRENT LIABILITIES
Trade payables	USD	9,773	76.180	744,537	666,042
	EUR	171	89.390	15,286	35,014
	CHF	-	82.768	-	18,864
	NOK	-	8.211	-	572
Borrowings	USD	16,944	76.180	1,290,798	2,038,191
Other payables	USD	9,087	76.180	692,248	668,444
TOTAL CURRENT LIABILITIES				2,742,869	3,427,127
TOTAL LIABILITIES				10,219,746	13,496,777

(1)	The exchange rates used are the BNA exchange rates in effect as of September 30, 2020 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) Norwegian Krones (NOK) and Japanese Yens (JPY).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

16

CONDENSED INTERIM FINANCIAL STATEMENTS

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2020 and December 31, 2019:

	LEVEL 1	LEVEL 2	TOTAL

At September 30, 2020
Assets
Cash and cash equivalents:
Money market funds	7,788,668	-	7,788,668
Total assets	7,788,668	-	7,788,668

Liabilities
Derivative financial instruments	-	12,656	12,656
Total liabilities	-	12,656	12,656

At December 31, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	3,427,004	-	3,427,004
Cash and cash equivalents
Money market funds	306,729	-	306,729
Total assets	3,733,733	-	3,733,733

Liabilities
Derivative financial instruments	-	252,122	252,122
Total liabilities	-	252,122	252,122

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2020 and December 31, 2019 all the loans were obtained at fixed interest rates, except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements, mainly under the current circumstances posed by the COVID-19 pandemic mentioned in Notes 1 and 2, which could affect the Company’s operations and the judgment exercised by Management in each and every aspect related to predictive situations.

17

CONDENSED INTERIM FINANCIAL STATEMENTS

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the Financial Statements for the year ended December 31, 2019, except for certain parameters that are described below:

a.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the period, may be impaired.

Due to that described in Note 1, and taking into consideration the impacts on the Company’s economic and financial equation, the projections made by edenor at December 31, 2019 have been updated at March 31, 2020, there being no new indicators showing that an impairment may exist concerning the recoverability of its property, plant and equipment.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs appropriate to the service quality levels required by the Regulatory authority, and (v) macroeconomic variables, such as, growth rates, inflation rates and foreign currency exchange rates, among others.

The Company has made its projections under the assumption that in the next few years it will obtain the delayed electricity rates updates to which it is entitled in accordance with the applicable regulations, using a Discount rate (WACC) in dollars of 11.41% and taking into account the following effects resulting from the situation mentioned in Note 1:

•        Decrease in demand of 15% for the months of April, May and June; 10% for the month of July, and 5% for the months of August, September and October 2020, compared to the average demand recorded in the last few months;

•        Decrease in collections of 40% for the months of April, May and June; 25% for the month of July, and 10% for the months of August, September and October 2020;

•        Reduction of 8% and 16% in operating expenses and capital expenditures, respectively.

However, given the complexity of the country’s macroeconomic scenario, exacerbated by the effects of the pandemic, the Company’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these condensed interim financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario called Optimistic scenario: the Company forecasts that the CPD increases will be transferred to tariffs as from January 2021. Furthermore, as from that date, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 12 monthly installments. Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. As from February 2022, a new RTI period would come into effect, which would imply a redefinition of revenues to face larger investments and an increase in the level of activity. Probability of occurrence assigned 5%.

18

CONDENSED INTERIM FINANCIAL STATEMENTS

b)	Scenario called Intermediate scenario: the Company forecasts that the CPD increases will be transferred to tariffs in January 2021, July 2021 and January 2022. Furthermore, in January 2021, the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). Additionally, from February 2021 the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 70%.

c)	Scenario called Pessimistic scenario: The RTI would be breached. Moreover, the Company forecasts that 80% of the CPD increases will be transferred to tariffs in January 2022 and January 2023. Furthermore, in January 2022, 80% of the outstanding balances, net of the debt with the MEM generated in 2020 plus interest and updates, would begin to be recovered in 18 monthly installments (estimated average of installments – Note 2.c.3). As from February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. Probability of occurrence assigned 25%.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

At the date of these condensed interim financial statements, the demand and collection indicators used for the test for recoverability of long-lived fixed assets carried out as of March 31, 2020 have improved, which allows the Company to conclude that there are no new indicators showing that an impairment may exist.

Note	7 | Contingencies and lawsuits

As of September 30, 2020, the provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, the variation recorded in the United States dollar exchange rate and, mainly, the significant decrease recorded in interest rates compared to the fiscal year ended December 31, 2019, as a consequence of a combination of external factors and the local macroeconomic context, have resulted in a decrease as of September 30, 2020 in the Company’s estimates of the amounts related to the different contingencies and lawsuits. Note 28.

19

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

20

CONDENSED INTERIM FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy Losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	09.30.20		09.30.19
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	9,041	42,149,157	8,336	53,331,101
Medium demand segment: Commercial and industrial (T2)	1,014	7,430,492	1,165	11,204,545
Large demand segment (T3)	2,389	13,927,841	2,620	22,378,892
Other: (Shantytowns/Wheeling system)	2,983	2,076,794	3,107	1,013,623
Subtotal - Sales of electricity	15,427	65,584,284	15,228	87,928,161

Other services
Right of use of poles		298,770		276,746
Connection and reconnection charges		37,596		81,896
Subtotal - Other services		336,366		358,642

Total - Revenue		65,920,650		88,286,803

	09.30.20		09.30.19
	GWh	$	GWh	$

Energy purchases (1)	19,292	-41,727,716	19,065	-55,510,382

(1)	As of September 30, 2020 and 2019, includes technical and non-technical energy losses for 3,865 GWh and 3,837 GWh, respectively.

21

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	5,118,243	838,245	1,122,925	7,079,413
Pension plans	308,403	50,509	67,663	426,575
Communications expenses	110,328	306,001	332	416,661
Allowance for the impairment of trade and other receivables	-	3,019,560	-	3,019,560
Supplies consumption	1,403,465	-	104,922	1,508,387
Leases and insurance	401	261	201,703	202,365
Security service	199,325	24,193	20,325	243,843
Fees and remuneration for services	2,531,051	1,363,522	924,009	4,818,582
Public relations and marketing	-	15,270	-	15,270
Advertising and sponsorship	-	7,866	-	7,866
Reimbursements to personnel	15	85	488	588
Depreciation of property, plants and equipments	3,501,383	521,770	428,107	4,451,260
Depreciation of right-of-use asset	19,339	38,677	135,370	193,386
Directors and Supervisory Committee members’ fees	-	-	21,378	21,378
ENRE penalties	314,668	235,504	-	550,172
Taxes and charges	-	980,676	44,531	1,025,207
Other	221	180	7,006	7,407
At 09.30.20	13,506,842	7,402,319	3,078,759	23,987,920

(1) Includes recovery of technical service quality-related penalties for $ 396,216.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2020 for $ 1,099,818.

Expenses by nature at 09.30.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	5,564,741	929,784	1,244,273	7,738,798
Pension plans	231,601	38,697	51,786	322,084
Communications expenses	85,813	342,750	16,608	445,171
Allowance for the impairment of trade and other receivables	-	1,159,830	-	1,159,830
Supplies consumption	1,360,218	-	119,460	1,479,678
Leases and insurance	-	209	214,159	214,368
Security service	249,867	45,471	74,044	369,382
Fees and remuneration for services	2,449,378	1,468,680	1,143,299	5,061,357
Public relations and marketing	-	48,012	-	48,012
Advertising and sponsorship	-	24,733	-	24,733
Reimbursements to personnel	79	189	856	1,124
Depreciation of property, plants and equipments	3,385,313	504,473	413,916	4,303,702
Depreciation of right-of-use asset	12,853	25,706	89,971	128,530
Directors and Supervisory Committee members’ fees	-	-	22,537	22,537
ENRE penalties	1,396,302	1,551,251	-	2,947,553
Taxes and charges	-	732,037	48,363	780,400
Other	791	381	9,151	10,323
At 09.30.19	14,736,956	6,872,203	3,448,423	25,057,582

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of September 30, 2019 for $ 1,139,905.

22

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	10 | Other operating income (expense), net

	Note	09.30.20	09.30.19
Other operating income
Income from customer surcharges		978,595	973,792
Commissions on municipal taxes collection		148,975	119,703
Fines to suppliers		62,128	141,861
Services provided to third parties		87,951	188,071
Related parties	29.a	42,381	27,540
Income from non-reimbursable customer contributions		13,553	6,386
Other		39,643	26,174
Total other operating income		1,373,226	1,483,527

Other operating expense
Gratifications for services		(36,268)	(116,299)
Cost for services provided to third parties		(70,868)	(107,220)
Severance paid		(14,930)	(19,158)
Debit and Credit Tax		(547,711)	(738,871)
Provision for contingencies		(259,763)	(1,455,513)
Disposals of property, plant and equipment		(94,890)	(64,446)
Other		(36,134)	(31,751)
Total other operating expense		(1,060,564)	(2,533,258)
Other operating income (expense), net		312,662	(1,049,731)

Note	11 | Net finance costs

	09.30.20	09.30.19
Financial income
Financial interest	16,293	54,866

Finance costs
Commercial interest	(3,194,831)	(3,460,430)
Interest and other	(2,118,133)	(2,244,647)
Fiscal interest	(95,814)	(5,543)
Bank fees and expenses	(3,899)	(7,073)
Total finance costs	(5,412,677)	(5,717,693)

Other financial results
Changes in fair value of financial assets	265,391	573,993
Net gain from the repurchase of Corporate Notes	374,412	(2,854)
Exchange differences	(2,113,125)	(4,715,542)
Adjustment to present value of receivables	(120,438)	(11,340)
Other finance costs	(136,578)	(122,115)
Total other finance costs	(1,730,338)	(4,277,858)
Total net finance costs	(7,126,722)	(9,940,685)

23

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	12 | Basic and diluted (loss) profit per share

Basic

The basic (loss) profit per share is calculated by dividing the (loss) profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2020 and 2019, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) profit per share coincides with the diluted (loss) profit per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	Nine months at		Three months at
	09.30.20	09.30.19	09.30.20	09.30.19
(Loss) Profit for the period attributable to the owners of the Company	(1,838,775)	17,058,633	101,233	352,890
Weighted average number of common shares outstanding	875,074	875,074	875,074	875,074
Basic and diluted (loss) profit per share – in pesos (*)	(2.10)	19.49	0.12	0.40

(*) As of September 30, 2019, includes the result of the Agreement on the Regularization of Obligations.

24

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	2,937,978	27,069,344	77,064,236	32,833,965	4,913,480	27,766,420	298,583	172,884,006
Accumulated depreciation	(561,920)	(8,429,490)	(25,345,238)	(11,002,523)	(3,110,783)	-	-	(48,449,954)
Net amount	2,376,058	18,639,854	51,718,998	21,831,442	1,802,697	27,766,420	298,583	124,434,052

Additions	15,895	1,229,000	58,504	181,898	349,993	5,144,306	86,371	7,065,967
Disposals	-	(1,282)	(20,482)	(73,126)	-	-	-	(94,890)
Transfers	150,705	3,595,021	3,277,656	2,173,956	174,258	(9,228,718)	(142,878)	-
Depreciation for the period	(64,135)	(798,804)	(2,059,476)	(1,047,568)	(481,277)	-	-	(4,451,260)
Net amount 09.30.20	2,478,523	22,663,789	52,975,200	23,066,602	1,845,671	23,682,008	242,076	126,953,869

At 09.30.20
Cost	3,104,578	31,890,029	80,306,848	35,089,716	5,437,613	23,682,008	242,076	179,752,868
Accumulated depreciation	(626,055)	(9,226,240)	(27,331,648)	(12,023,114)	(3,591,942)	-	-	(52,798,999)
Net amount	2,478,523	22,663,789	52,975,200	23,066,602	1,845,671	23,682,008	242,076	126,953,869

•	During the period ended September 30, 2020, the Company capitalized as direct own costs $ 1,099,818.
•	Includes $ 1,311,326 in additions, related to a 500/220 kW - 800 MVA transformer bank in General Rodriguez transformer station (section 8, item 8.2 of the agreement entered into by the Company, the BICE bank and CAMMESA on April 24, 2014); with a contra-account in Deferred revenue.

25

CONDENSED INTERIM FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	2,737,673	26,007,768	71,890,671	29,747,803	5,017,894	25,328,919	368,895	161,099,623
Accumulated depreciation	(460,491)	(7,506,474)	(22,991,206)	(9,748,599)	(2,389,572)	-	-	(43,096,342)
Net amount	2,277,182	18,501,294	48,899,465	19,999,204	2,628,322	25,328,919	368,895	118,003,281

Additions	30,839	5,741	68,558	227,345	1,466,002	7,942,633	129,721	9,870,839
Disposals	-	-	(6,243)	(58,203)	-	-	-	(64,446)
Transfers	173,479	878,371	3,496,690	1,935,752	(1,575,009)	(4,683,331)	(225,952)	-
Depreciation for the period	(88,104)	(697,219)	(2,004,481)	(959,327)	(554,571)	-	-	(4,303,702)
Net amount 06.30.19	2,393,396	18,688,187	50,453,989	21,144,771	1,964,744	28,588,221	272,664	123,505,972

At 06.30.19
Cost	2,941,991	26,891,880	75,287,964	31,826,898	4,908,891	28,588,221	272,664	170,718,509
Accumulated depreciation	(548,595)	(8,203,693)	(24,833,975)	(10,682,127)	(2,944,147)	-	-	(47,212,537)
Net amount	2,393,396	18,688,187	50,453,989	21,144,771	1,964,744	28,588,221	272,664	123,505,972

•	During the period ended September 30, 2019, the Company capitalized as direct own costs $ 1,139,905.

26

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	14 | Right-of-use asset

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

ESP		09.30.20	12.31.19
Leases	Right of uses asset by leases	310,066	320,533

The development of right-of-use assets is as follows:

	09.30.20	12.31.19
Total right-of-use asset by leases	310,066	320,533

The development of right-of-use assets is as follows:

	09.30.20	12.31.19
Balance at beginning of period / year	320,533	-
Incorporation by adoption of IFRS 16	-	518,370
Additions	182,919	3,761
Depreciation for the period / year	(193,386)	(201,598)
Balance at end of the period / year	310,066	320,533

Note	15 | Other receivables

	Note	09.30.20	12.31.19
Non-current:
Financial credit		15,931	27,192
Related parties	29.d	3,321	4,785
Subtotal		19,252	31,977

RDSA credit		2,125,890	2,611,424
Allowance for the impairment of other receivables		(2,125,890)	(2,611,424)
Total non-current		19,252	31,977

Current:
Credit for Real estate asset	31	64,753	73,568
Judicial deposits		76,085	84,287
Security deposits		35,206	30,632
Prepaid expenses		55,039	18,677
Advances to personnel		1,665	-
Financial credit		17,688	54,985
Advances to suppliers		21,281	304
Guarantee deposits on derivative financial instruments		436,021	-
Tax credits		21,436	18,644
Related parties	29.d	25,766	31,651
Other		877	83
Subtotal		755,817	312,831

Debtors for complementary activities		109,300	123,292
Allowance for the impairment of other receivables		(80,613)	(80,272)
Total current		784,504	355,851

The value of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

27

CONDENSED INTERIM FINANCIAL STATEMENTS

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.20	09.30.19
Balance at beginning of year	2,691,696	146,001
Increase	92,608	31,648
Result from exposure to inlfation	(497,678)	(40,993)
Recovery	(80,123)	(24,686)
Balance at end of the period	2,206,503	111,970

Note	16 | Trade receivables

	09.30.20	09.30.19
Current:
Sales of electricity – Billed	12,363,252	9,475,856
Framework Agreement (1)	9,003	11,059
Receivables in litigation	232,924	263,962
Allowance for the impairment of trade receivables	(3,892,556)	(1,899,449)
Subtotal	8,712,623	7,851,428

Sales of electricity – Unbilled	6,969,524	7,114,876
PBA & CABA government credit	947,497	308,769
Fee payable for the expansion of the transportation and others	2,074	30,766
Total current	16,631,718	15,305,839

(1)	Additionally, as disclosed in Note 2.e) to the Financial Statements as of December 31, 2019, the Province of Buenos Aires and the Federal Government have a debt with the Company, for the consumption of electricity by low-income neighborhoods and shantytowns, which as of September 30, 2020 amounts to a total of $ 2,352,226, related to the October 2017-September 2020 period. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.20	09.30.19
Balance at beginning of the year	1,899,449	1,702,302
Increase	3,007,075	1,152,868
Decrease	(487,567)	(599,835)
Result from exposure to inlfation	(526,401)	(489,886)
Balance at end of the period	3,892,556	1,765,449

Note	17 | Financial assets at fair value through profit or loss

	09.30.20	12.31.19

Current
Money market funds	-	3,427,004

28

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	18 | Inventories

	09.30.20	12.31.19
Current
Supplies and spare-parts	1,773,961	2,277,850
Advance to suppliers	33,313	89,092
Total inventories	1,807,274	2,366,942

Note	19 | Cash and cash equivalents

	09.30.20	12.31.19	09.30.19
Cash and banks	1,213,443	196,472	193,424
Money market funds	7,788,668	306,729	102,012
Total cash and cash equivalents	9,002,111	503,201	295,436

Note	20 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at September 30, 2020 and December 31, 2019	34,373,362	454,494	34,827,856

As of September 30, 2020, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	21 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of September 30, 2020, the Company complies with the indebtedness ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

29

CONDENSED INTERIM FINANCIAL STATEMENTS

30

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	22 | Trade payables

	Note	09.30.20	12.31.19
Non-current
Customer guarantees		257,369	261,767
Customer contributions		222,731	192,188
Total non-current		480,100	453,955

Current
Payables for purchase of electricity - CAMMESA	2.b	21,383,323	5,364,546
Provision for unbilled electricity purchases - CAMMESA	2.b	6,303,982	6,066,197
Suppliers		3,979,535	3,736,863
Advance to customer		396,983	350,143
Customer contributions		31,444	37,906
Discounts to customers		37,372	45,907
Total current		32,132,639	15,601,562

The fair values of non-current customer contributions as of September 30, 2020 and December 31, 2019 amount to $ 44,560 and $ 55,379, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	23 | Other payables

	Note	09.30.20	12.31.19
Non-current
ENRE penalties and discounts		5,614,290	4,830,368
Financial Lease Liability (1)		88,938	107,312
Total Non-current		5,703,228	4,937,680

Current
ENRE penalties and discounts		2,743,958	4,160,169
Related parties	29.d	11,290	15,436
Advances for works to be performed		12,986	7,537
Payment agreements with ENRE		9,603	59,252
Financial Lease Liability (1)		300,045	164,822
Other		2,612	10,836
Total Current		3,080,494	4,418,052

The value of the Company’s other financial payables approximates their fair value.

31

CONDENSED INTERIM FINANCIAL STATEMENTS
(1)	The development of the financial lease liability is as follows:

	09.30.20	12.31.19
Balance at beginning of period / year	272,134	-
Incorporation by adoption of IFRS 16	-	518,370
Increase	182,919	3,761
Payments	(254,417)	(260,914)
Exchange difference and gain on net monetary position	188,347	10,917
Balance at end of the period / year	388,983	272,134

Note	24 | Borrowings

	09.30.20	12.31.19
Non-current
Corporate notes (1)	7,476,877	10,069,650

Current
Interest from corporate notes	312,045	176,228
Borrowing	978,753	1,861,963
Total current	1,290,798	2,038,191

(1)	Net of debt issuance, repurchase and redemption expenses.

On September 28, 2020, the Company paid in the market the Corporate Notes it had in its portfolio, for a total of USD 78,108 nominal value, equivalent to $ 5,952,267. At the date of these condensed interim financial statements, the Corporate Notes that remain outstanding amount to USD 98,210 nominal value.

The fair values of the Company’s non-current borrowings as of September 30, 2020 and December 31, 2019 amount approximately to $ 5,741,517 and $ 9,762,393, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of the period/year. The applicable fair value category is Level 1 category.

Note	25 | Salaries and social security taxes payable

	09.30.20	12.31.19
Non-current
Early retirements payable	29,201	48,515
Seniority-based bonus	311,264	246,999
Total non-current	340,465	295,514

Current
Salaries payable and provisions	1,974,099	2,584,988
Social security payable	305,350	337,295
Early retirements payable	26,168	34,518
Total current	2,305,617	2,956,801

The value of the Company’s salaries and social security taxes payable approximates their fair value.

32

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	26 | Income tax and deferred tax

	09.30.20	12.31.19
Current
Provision of income tax payable	672,580	3,567,482
Tax withholdings	(174,568)	(1,148,275)
Total current	498,012	2,419,207

The detail of deferred tax assets and liabilities is as follows:

	09.30.20	12.31.19
Deferred tax assets
Trade receivables and other receivables	1,153,834	680,522
Trade payables and other payables	696,771	738,891
Salaries and social security payable	244,662	139,469
Benefit plans	108,182	132,890
Tax liabilities	18,513	21,645
Provisions	728,281	826,217
Deferred tax asset	2,950,243	2,539,634

Deferred tax liabilities
Property, plants and equipments	(24,649,862)	(24,129,678)
Financial assets at fair value through profit or loss	(320,093)	(255,716)
Borrowings	(2,605)	(4,247)
Adjustment effect on tax inflation	(3,111,148)	(2,785,334)
Deferred tax liability	(28,083,708)	(27,174,975)

Net deferred tax liability	(25,133,465)	(24,635,341)

The detail of the income tax expense is as follows:

	09.30.20	09.30.19
Deferred tax	(498,124)	(7,472,510)
Current tax	(672,580)	(4,769,078)
Difference between provision and tax return	(60,174)	(121,329)
Income tax expense	(1,230,878)	(12,362,917)

	09.30.20	09.30.19
Profit for the period before taxes	(607,897)	29,421,550
Applicable tax rate	30%	30%
Result for the period at the tax rate	182,369	(8,826,465)
Gain on net monetary position	(846,596)	(1,847,455)
Adjustment effect on tax inflation	(1,568,530)	(2,796,471)
Income tax expense	1,062,053	1,124,264
Difference between provision and tax return	(60,174)	(16,790)
Income tax expense	(1,230,878)	(12,362,917)

33

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	27 | Tax liabilities

	09.30.20	12.31.19
Non-current
Current
Provincial, municipal and federal contributions and taxes	378,884	219,912
VAT payable	635,156	1,599,417
Tax withholdings	145,496	180,650
SUSS withholdings	8,542	10,356
Municipal taxes	186,694	169,237
Total current	1,354,772	2,179,572

Note	28 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.19	2,533,683	262,674

Increases	339,639	45,757
Decreases	(147,209)	91,150
Recovery	(125,633)	-
Result from exposure to inflation for the period	(477,235)	(49,848)
At 09.30.20	2,123,245	349,733

At 12.31.18	2,021,312	354,030
Increases	1,272,118	183,395
Decreases	(37,763)	(49,204)
Result from exposure to inflation for the period	(688,928)	(116,426)
At 09.30.19	2,566,739	371,795

Note	29 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	09.30.20	09.30.19

PESA	Impact study	39,841	27,077
SACDE	Reimbursement expenses	2,540	463
		42,381	27,540

b.	Expense

Company	Concept	09.30.20	09.30.19

PESA	Technical advisory services on financial matters	(133,073)	(123,064)
SACME	Operation and oversight of the electric power transmission system	(74,300)	(75,176)
OSV	Hiring life insurance for staff	(16,004)	(19,855)
FIDUS	Legal fees	(3,505)	-
ABELOVICH, POLANO & ASOC.	Legal fees	(711)	(1,469)
		(227,593)	(219,564)

34

CONDENSED INTERIM FINANCIAL STATEMENTS

On October 30, 2020, the Company’s Board of Directors resolved to extend the term of the Technical Advisory Agreement with PESA for a term of five years to commence from September 19, 2020. Except for the term of the agreement, the other conditions remain unchanged with respect to the duly approved addenda in 2010 and 2015, described in Note 36 to the Financial Statements as of December 31, 2019.

c.	Key Management personnel’s remuneration

	09.30.20	09.30.19

Salaries	208,607	239,590

The balances with related parties are as follow:

d.	Receivables and payables

	09.30.20	12.31.19
Other receivables - Non current
SACME	3,321	4,785

Other receivables - Current
FIDUS SGR	25,000	30,710
SACME	766	941
	25,766	31,651

Other payables
SACME	(11,290)	(15,436)

Note	30 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2019;
-	To allocate the $ 13,088,100 profit for the year ended December 31, 2019 (at the purchasing power of the currency at September 30, 2020 amounts to $ 14,905,468) to the:
•	Statutory reserve: $ 654,400 (at the purchasing power of the currency at September 30, 2020 amounts to $ 745,273);
•	Discretionary reserve: $ 12,433,700 (at the purchasing power of the currency at September 30, 2020 amounts to $ 14,160,195) under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To approve the amendment of Sections Nos. 13, 19, 23, 25 and 33 of the By-laws, subject to the approval of the ENRE and any other relevant administrative authority;
-	To approve the consolidated text of the By-laws with the proposed amendments.

35

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	31 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradores de Cauciones S.A., the following events stand out as of the date of issuance of these condensed interim financial statements, in addition to those mentioned in our annual Financial Statements:

-	With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., the Company has received payment of the first installment for USD 100,000, which fell due on April 21, 2020. Furthermore, in the second quarter of 2020, the Company entered into an agreement on the extension of maturity dates, pursuant to which the following payments were renegotiated: a) the second installment for USD 50,000, whose maturity date was July 20, 2020 -which was received by the Company-; b) the third installment for USD 70,000 maturing on October 19, 2020, which was collected by the Company at the date of these condensed interim financial statements; and c) the remaining balance of the second and third installments for USD 180,000 determined according to the original maturity of payments, plus the related interest, which will fall due on November 15, 2020. The rest of the quarterly payment schedule remains unchanged.

-	With regard to RDSA reorganization proceedings, the Company has filed ancillary proceedings for review of the amount declared inadmissible, which, at the date of issuance of these condensed interim financial statements, are at the final stage for producing evidence. Due to the pandemic declared by the WHO on March 11, 2020 and the mandatory and preventive social isolation ordered by DNU 297/2020, and the subsequent extensions thereof, the originally set procedural time limits have been extended, with the exclusivity period in order for the reorganization debtor to propose one or more reorganization plans and obtain the consent required by law for the confirmation of the eventual agreement being currently underway.

RICARDO TORRES
Chairman

36

CONDENSED INTERIM FINANCIAL STATEMENTS

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of September 30, 2020, the related condensed interim statement of comprehensive income for the three and nine months period ended September 30, 2020, the related condensed interim statements of changes in equity and cash flows for the nine months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2019 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una
de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

37

CONDENSED INTERIM FINANCIAL STATEMENTS

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

38

CONDENSED INTERIM FINANCIAL STATEMENTS

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a) except for its lack of transcription to the book “Inventories and Balances”, the condensed interim financial statements of Edenor S.A. comply, in what is within our competence, with the provisions of the General Companies Law and in the relevant resolutions of the National Securities Commission;

b) the condensed interim financial statements of Edenor S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory and Balance Book, and the Daily Book (transcription to the Inventories and Balance CD ROM Book);

c) we have read the summary of activity, and additional information to the notes of condensed interim financial statements required by article 12°, Chapter III, Title IV of the regulations of the National Securities Commission on which, as regards those matters that are within our competence, we have no observations to make;

d) at September 30, 2020 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 188,988,515, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10th, 2020

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A T°1 – F°17
Dr. R. Sergio Cravero Contador Público (UCA) C.P.C.E.C.A.B.A. T° 265 F° 92

39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2020